Exhibit 99.(a)(5)(6)

Franklin Covey Announces Final Results of Tender Offer

Salt Lake City – September 5, 2008 – Franklin Covey Co. (NYSE: FC) announced today the final results of its previously announced modified Dutch Auction tender offer to purchase up to 3,111,111 shares of its common stock, which expired at 5:00 p.m., New York City time, on Wednesday, August 27, 2008.

In accordance with the terms and conditions of the tender offer, the Company has accepted for purchase 3,027,018 shares, representing approximately 15.4% of its outstanding common stock, at a price of $9.25 per share, for a total cost of approximately $28.0 million (excluding fees and expenses relating to the tender offer).

Based on the final tabulation by Zions Bank, the depositary for the tender offer, a total of 3,104,307 shares were validly tendered (including by guaranteed delivery procedures) and not withdrawn at a price of $9.25 per share or less. As a result, the depositary has informed the Company that, after giving effect to the priority for “odd lots” and conditional tenders whose conditions were not satisfied, the final proration factor for the tender offer is 97.5%.

The depositary will promptly pay for the shares accepted for purchase in the tender offer and will promptly cause to be returned all shares tendered and not accepted for purchase. After giving effect to the purchase of the shares, the Company will have approximately 16.6 million shares of common stock outstanding.

ThinkPanmure, LLC acted as the dealer manager and Georgeson Inc. acted as the information agent for the tender offer. Questions about the tender offer should be directed to Georgeson at (800) 491-3365.

About Franklin Covey

Franklin Covey (NYSE: FC) is the global consulting and training leader in the areas of strategy execution, customer loyalty, leadership and individual effectiveness. Clients include 90% of the Fortune 100, more than 75% of the Fortune 500, thousands of small- and mid-sized businesses, as well as numerous government entities and educational institutions. Franklin Covey (www.franklincovey.com) has 46 direct and licensee offices providing professional services in 147 countries.

Forward-Looking Statements

This press release contains forward-looking statements related to, among other things, the Company’s share repurchase through a Dutch Auction tender offer.   These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the risks and uncertainties outlined in the Company's documents filed with the SEC, including the Company's most recent annual report on Form 10-K for the fiscal year ended August 31, 2007 as filed with the SEC. All forward-looking statements and other information in this press release are based upon information available as of the date of this press release. Such information may change or become invalid after the date of this press release, and, by making these forward-looking statements, the Company undertakes no obligation to update these statements after the date of this press release, except as required by law.

Contact

Franklin Covey
Steve Young, (801) 817-1776 (Investor Relations)
Steve.Young@franklincovey.com

Debra Lund, (801) 244-4474 (Media)
Debra.Lund@franklincovey.com